Filed by Sorin S.p.A.

pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Companies: Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

Date: May 28, 2015

This filing relates to a proposed business combination involving

Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

(Subject Company Commission File No.: 000-19806;

Commission File No. for Registration Statement on Form S-4: 333-203510)

Press Release

CROSS-BORDER MERGER OF SORIN S.P.A. INTO SAND HOLDCO PLC

REGISTRATION OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING RESOLUTIONS APPROVING THE MERGER WITH THE COMPANIES’ REGISTER

TERMS AND CONDITIONS FOR THE EXERCISE OF CASH EXIT RIGHTS

Milan, Italy – May 28, 2015 – Sorin S.p.A. (MTA: Reuters Code: SORN.MI; “Sorin” or the “Company”) announced that on May 28, 2015 (the “Registration Date”) the resolutions adopted by the extraordinary meeting of Sorin shareholders held on May 26, 2015 (the “Extraordinary Shareholders’ Meeting”) approving the common merger terms relating to the cross-border merger (the “Sorin Merger”) of Sorin with and into its wholly owned subsidiary Sand Holdco PLC (“HoldCo”) were registered with the Companies’ Register of Milan. On May 28, 2015, the minutes of the Extraordinary Shareholders’ Meeting were made available to the public, at Sorin’s registered office and on Sorin’s website (www.sorin.com), section Investor Relations – Shareholders’ Meetings – 2015 Extraordinary May 26, as well as on the “1info” central storage device (www.1info.it).

Sorin shareholders who did not concur in the approval of the resolutions concerning the Sorin Merger at the Extraordinary Shareholders’ Meeting (i.e. the shareholders who did not attend the Extraordinary Shareholders’ Meeting, or voted against the Sorin Merger or abstained) (“Entitled Shareholders”) are entitled to exercise cash exit rights (diritto di recesso) in accordance with applicable Italian law and considering the circumstances specifically indicated in the documentation relating to the Sorin Merger – including the common cross-border merger terms and the report of the Board of Directors – made available, inter alia, on Sorin’s web site www.sorin.com, section Investor Relations – Shareholders’ Meetings – 2015 Extraordinary May 26(“Cash Exit Rights”). The liquidation amount relating to each Sorin share to be paid to shareholders validly exercising the Cash Exit Rights is equal to Euro 2.2043, as determined in accordance with Article 2437-ter, paragraph 3, of the Italian Civil Code (the “Redemption Price”).

Cash Exit Rights can be exercised by Entitled Shareholders, in relation to all or a portion of their Sorin shares, by sending a registered letter (the “Cash Exit Notice”) to the Company, pursuant to Article 2437-bis of the Italian Civil Code, within 15 days from the Registration Date and, therefore, no later than June 12, 2015, at Sorin S.p.A., Corporate Affairs Department, via Benigno Crespi 17, 20159 Milan (Italy). The Cash Exit Notice must be submitted in a sealed letter with the words “Exercise of Cash Exit Rights” clearly indicated on the outside envelope. The Cash Exit Notice, which will be irrevocable, must provide: (i) personal data and tax code of the Entitled Shareholder exercising the Cash Exit Right (the “Exiting Shareholder”) and, for procedural notifications purposes, address, telephone number and, if possible, e-mail address; (ii) number of Sorin shares for which the Cash Exit Right is exercised (the “Rescission Shares”); (iii) details of the bank account of the Exiting Shareholder to be credited with the Redemption Price due in relation to the Rescission Shares; and (iv) details of the intermediary-depositary holding the Rescission Shares, together with details of the relevant account.

In addition – pursuant to Article 23 of the Bank of Italy-CONSOB Regulation of February 22, 2008, as eventually amended on February 11 and February 24, 2015 (“Disciplina dei servizi di gestione accentrata, di liquidazione dei sistemi di garanzia e delle relative società di gestione”) – for the Cash Exit Right to be validly exercised the Exiting Shareholder shall request that the intermediary-depositary through which the Rescission Shares are held delivers to the Company, in accordance with applicable law and regulations, the appropriate certificate (the “Certificate”).

The Certificate shall attest that:

(i) the Entitled Shareholder was, without interruption, the holder of record of the Rescission Shares from prior to the Extraordinary Shareholders’ Meeting until (and including) the date on which the Certificate is issued. For the purpose of the aforesaid requirement, a shareholder will be entitled to exercise his/her Cash Exit Right if, having purchased the Rescission Shares on the market, he/she has also received such shares as a result of the relevant settlement before the beginning of the Extraordinary Shareholders’ Meeting; and

(ii) the Rescission Shares are not subject to any pledge or any other encumbrance in favour of third parties; otherwise, the Exiting Shareholder must also attach to the Cash Exit Notice, for its admissibility, a statement by the pledgee or of any other beneficiary of an encumbrance over the Rescission Shares whereby such pledgee or other beneficiary irrevocably and unconditionally consents to the release of the pledge or other encumbrance over the Rescission Shares, and gives his consent to the liquidation of such Rescission Shares in accordance with the instructions of the Exiting Shareholder.

Exiting Shareholders are responsible for ensuring that any information provided in the Cash Exit Notice is correct and for sending the Cash Exit Notice to Sorin no later than by June 12, 2015, as provided above. The Company accepts no responsibility in connection therewith. Cash Exit Notices sent after the above deadline, or lacking the required information, and/or not promptly supported by the Certificate, will not be accepted.

Pursuant to Article 2437-bis, paragraph 2, of the Italian Civil Code, the intermediary-depositary issuing the Certificate shall make the Rescission Shares not transferable until such time as they are transferred and the Redemption Price is paid in accordance with the liquidation procedure, or it has been finally confirmed that the Cash Exit Right Condition, as defined below, has not been satisfied.

Should Sorin resolve to pay any dividends, of whatever kind, following the exercise of Cash Exit Rights, Exiting Shareholders will not be entitled to such dividends (except in the event that the Cash Exit Right Condition is not satisfied).

The effectiveness of any Cash Exit Rights eventually exercised by Exiting Shareholders is conditional upon the completion of the Sorin Merger, which requires the High Court of England and Wales to issue an order approving the completion of the Sorin Merger and setting the effective time and date of the Sorin Merger and such order not having been amended, modified, rescinded or terminated prior to the effective time of the Sorin Merger (the “Cash Exit Right Condition”).

Since the effectiveness of any Cash Exit Rights exercised by Exiting Shareholders is subject to the Cash Exit Right Condition, in the event that the Cash Exit Right Condition is not satisfied, the Sorin Merger will not be completed, the Rescission Shares will continue to be owned by the Exiting Shareholders and such shareholders will not be entitled to receive the payment of the Redemption Price.

Pursuant to Article 2437-quater of the Italian Civil Code, the Rescission Shares will be subject to a pre-emptive offer to all other Sorin shareholders in proportion to the number of Sorin shares owned by them (the “Pre-emptive Offer”). Sorin will start the Pre-emptive Offer promptly after the number of Rescission Shares has been finally determined. In accordance with applicable law, a term of no less than 30 days from the deposit of the Pre-emptive Offer with the Companies Register of Milan will be set for the exercise of pre-emptive rights within the Pre-emptive Offer. Sorin shareholders exercising their respective pre-emptive right within the Pre-emptive Offer will have a right of first refusal to purchase Rescission Shares remained unsold in the Pre-emptive Offer, provided that such Sorin shareholders make a request concurrently with the exercise of the pre-emptive right.

Any Rescission Shares remained unsold upon completion of the Pre-emptive Offer may be offered by Sorin on the Italian Stock Exchange (Mercato Telematico Azionario) organized and managed by Borsa Italiana S.p.A., in accordance with applicable laws and regulations, prior the completion of the Sorin Merger. On or about the Sorin Merger effective date, Exiting Shareholders holding Rescission Shares remained unsold after completion of the Pre-emptive Offer and the offer on the Italian Stock Exchange, if any, will receive the Redemption Price through the relevant depositaries.

In accordance with applicable law, Sorin will provide any relevant information regarding the liquidation procedure of Rescission Shares. The liquidation procedure will itself be subject to the Cash Exit Right Condition. Therefore, the transfer of any Rescission Shares to the relevant purchasers and the payment to the Exiting Shareholders, through the respective depositaries, of the Redemption Price, will be carried out only once the Cash Exit Right Condition is satisfied and, therefore, only once the Sorin Merger is completed. The Company will provide updates as the process progresses.

About Sorin

Sorin (www.sorin.com) is a global, medical device company and a leader in the treatment of cardiovascular diseases. The Company develops, manufactures, and markets medical technologies for cardiac surgery and for the treatment of cardiac rhythm disorders. With approximately 3,900 employees worldwide, the Company focuses on two major therapeutic areas: Cardiac Surgery (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) and Cardiac Rhythm Management (pacemakers, defibrillators and non invasive monitoring to diagnose and deliver anti-arrhythmia therapies as well as cardiac resynchronization devices for heart failure treatment). Every year, over one million patients are treated with Sorin devices in more than 100 countries.

Important Information for Investors and Shareholders

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This press release does not represent a public offering, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN, CYBERONICS, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

When they become available, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on Cyberonics’s website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’s Investor Relations (for documents filed with the SEC by Cyberonics) or on Sorin’s website at www.sorin.com (for documents to be made available to Sorin’s shareholders).

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the extraordinary meeting of Sorin shareholders, Sorin has voluntarily made available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), HoldCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The transaction agreement and the merger of Sorin into HoldCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this press release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin gives any assurance (1) that either Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

Contacts:

Gabriele Mazzoletti Director, Corporate Communications Sorin Group Tel: +39 02 69 96 97 85 Mobile: +39 348 979 22 01 e-mail: corporate.communications@sorin.com	Francesca Rambaudi Director, Investor Relations Sorin Group Tel: +39 02 69969716 e-mail: investor.relations@sorin.com

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